

October 28, 2014

<u>Via E-mail</u>
Mr. Hong Wei Qu
Chief Executive Officer
Bohai Pharmaceuticals Group, Inc.
c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No. 9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

**Re: Bohai Pharmaceuticals Group, Inc.
            Form 10-K filed October 14, 2014
            File No. 000-53401**

Dear Mr. Qu:

        We have limited our review of your filing to the issues we have addressed in our comments.

        Please respond to this letter within ten business days by amending your filing and providing us the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

<u>Explanatory Note regarding Report Issued by Predecessor Auditor, page F-2</u>

1. Refer to Marcum Bernstein & Pinchuk LLP's September 27, 2013 unexecuted audit report. Please amend your filing to include an executed report issued by a firm that is registered with the PCAOB attesting to its audit of your June 30, 2013 financial statements. In the meantime, amend your filing immediately:
    *   To remove Marcum Bernstein & Pinchuk LLP's unexecuted audit report; and
    *   To label the financial statements for the fiscal year ended June 30, 2013 as unaudited.

2. Please tell us how and when you intend to address the above comment.

3. You disclose that Marcum Bernstein & Pinchuk LLP has refused to reissue their audit report due to a disagreement related to outstanding service fees. You indicated, however, in your Item 4.01 Form 8-K originally filed September 19, 2014 and subsequently

amended October 1, 2014 and October 7, 2014 that the disagreement related to your refusal to grant access to on line banking accounts. Please explain this apparent discrepancy to us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant